

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Mr. Paul B. Demirdjian
Chief Executive Officer
Jagged Peak, Inc.
3000 Bayport Drive, Suite 250
Tampa, FL 33607

      Re: **Jagged Peak, Inc.**
               Form 10-K for the Fiscal Year ended December 25, 2009
               Filed March 10, 2010
               Form 10-Q for the Quarterly Period ended March 26, 2010
               Filed May 6, 2010
               File No. 000-31715

Dear Mr. Demirdjian:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Stephen Krikorian
               Accounting Branch Chief